UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

Zai Lab Limited

(Name of Issuer)

Ordinary shares, par value US$0.000006 per share

(Title of Class of Securities)

98887Q104**

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 98887Q104 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Stock Exchange under the symbol “ZLAB.” Each ADS represents 10 Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98887Q104

1.	NAMES OF REPORTING PERSON Qiming Corporate GP IV, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 79,229,320(1)
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 79,229,320(1)
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,229,320(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%(2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1) As of the date of this 13G/A filing, Qiming Corporate GP IV, Ltd. is the general partner of Qiming Managing Directors Fund IV, L.P. and Qiming GP IV, L.P. Qiming Managing Directors Fund IV, L.P. holds approximately 3.06% of the equity interest of QM11 Limited. Qiming GP IV, L.P. is the general partner of Qiming Venture Partners IV, L.P., which holds approximately 96.94% of the equity interest of QM11 Limited. QM11 Limited is the owner of 79,229,320 Ordinary Shares (in the form of ADSs and 66,549,320 Ordinary Shares).

(2) The percentage is calculated based upon an aggregate of 979,087,430 Ordinary Shares outstanding as of December 31, 2022, which is based on the information disclosed by the Issuer on January 6, 2023.

CUSIP No. 98887Q104

1.	NAMES OF REPORTING PERSON Qiming Managing Directors Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)☐ (b)☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 2,425,051(3)
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER 2,425,051(3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,051(3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%(4)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(3) As of the date of this 13G/A filing, Qiming Managing Directors Fund IV, L.P. holds approximately 3.06% of the equity interest of QM11 Limited, which is the owner of 79,229,320 Ordinary Shares (in the form of ADSs and 66,549,320 Ordinary Shares).

(4) The percentage is calculated based upon an aggregate of 979,087,430 Ordinary Shares outstanding as of December 31, 2022, which is based on the information disclosed by the Issuer on January 6, 2023.

CUSIP No. 98887Q104

1.	NAMES OF REPORTING PERSON Qiming GP IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)☐ (b)☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 76,804,269(5)
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER 76,804,269(5)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,804,269(5)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%(6)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(5) As of the date of this 13G/A filing, Qiming GP IV, L.P. is the general partner of Qiming Venture Partners IV, L.P., which owns approximately 96.94% of the equity interest of QM11 Limited, which is the owner of 79,229,320 Ordinary Shares (in the form of ADSs and 66,549,320 Ordinary Shares).

(6) The percentage is calculated based upon an aggregate of 979,087,430 Ordinary Shares outstanding as of December 31, 2022, which is based on the information disclosed by the Issuer on January 6, 2023.

CUSIP No. 98887Q104

1.	NAMES OF REPORTING PERSON Qiming Venture Partners IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)☐ (b)☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 76,804,269(7)
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER 76,804,269(7)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,804,269(7)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%(8)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(7) As of the date of this 13G/A filing, Qiming Venture Partners IV, L.P. holds approximately 96.94% of the equity interest of QM11 Limited, which is the owner of 79,229,320 Ordinary Shares (in the form of ADSs and 66,549,320 Ordinary Shares).

(8) The percentage is calculated based upon an aggregate of 979,087,430 Ordinary Shares outstanding as of December 31, 2022, which is based on the information disclosed by the Issuer on January 6, 2023.

CUSIP No. 98887Q104

1.	NAMES OF REPORTING PERSON QM11 Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)☐ (b)☐
3.SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 79,229,320
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 79,229,320
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,229,320
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%(9)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(9) The percentage is calculated based upon an aggregate of 979,087,430 Ordinary Shares outstanding as of December 31, 2022, which is based on the information disclosed by the Issuer on January 6, 2023.

Item 1.

(a)	Name of Issuer

Zai Lab Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

The Issuer’s principal executive offices are located at 4560 Jinke Road, Bldg.1, 4F, Pudong, Shanghai, China 201210 and 314 Main Street 4th Floor, Suite 100 Cambridge, MA, USA 02142.

Item 2.

(a)	Name of Person Filing

Qiming Corporate GP IV, Ltd.

Qiming Managing Directors Fund IV, L.P.

Qiming GP IV, L.P.

Qiming Venture Partners IV, L.P.

QM11 Limited

(b)	Address of the Principal Office or, if None, Residence

The registered address of each of Qiming Corporate GP IV, Ltd., Qiming Managing Directors Fund IV, L.P., Qiming GP IV, L.P. and Qiming Venture Partners IV, L.P. is M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

The registered address of QM11 Limited is Units 4205-06, 42nd Floor, Gloucester Tower, the Landmark, 15 Queen’s Road Central, Hong Kong.

(c)	Citizenship

Qiming Corporate GP IV, Ltd., Qiming Managing Directors Fund IV, L.P., Qiming GP IV, L.P. and Qiming Venture Partners IV, L.P. are organized in Cayman Islands.

QM11 Limited is a company organized in Hong Kong.

(d)	Title of Class of Securities

Ordinary Shares, par value of $0.000006 per share (the "Ordinary Shares").

(e)	CUSIP Number

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 98887Q104 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Stock Exchange under the symbol “ZLAB.” Each ADS represents 10 Ordinary Shares.

Item 3. Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not applicable.

Item 4. Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Qiming Corporate GP IV, Ltd.

By:	/s/ Grace Lee
	Name:	Grace Lee
	Title:	Authorized Signatory

Qiming Managing Directors Fund IV, L.P. By: Qiming Corporate GP IV, Ltd., its General Partner

By:	/s/ Grace Lee
	Name:	Grace Lee
	Title:	Authorized Signatory

Qiming GP IV, L.P. By: Qiming Corporate GP IV, Ltd., its General Partner

By:	/s/ Grace Lee
	Name:	Grace Lee
	Title:	Authorized Signatory

Qiming Venture Partners IV, L.P. By: Qiming GP IV, L.P., its General Partner By: Qiming Corporate GP IV, Ltd., General Partner of Qiming GP IV., L.P.

By:	/s/ Grace Lee
	Name:	Grace Lee
	Title:	Authorized Signatory

QM11 Limited

By:	/s/ Grace Lee
	Name:	Grace Lee
	Title:	Director

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13G has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: February 13, 2019

Qiming Corporate GP IV, Ltd.

By:	/s/ Grace Lee
	Name:	Grace Lee
	Title:	Authorized Signatory

Qiming Managing Directors Fund IV, L.P. By: Qiming Corporate GP IV, Ltd., its General Partner

By:	/s/ Grace Lee
	Name:	Grace Lee
	Title:	Authorized Signatory

Qiming GP IV, L.P. By: Qiming Corporate GP IV, Ltd., its General Partner

By:	/s/ Grace Lee
	Name:	Grace Lee
	Title:	Authorized Signatory

Qiming Venture Partners IV, L.P. By: Qiming GP IV, L.P., its General Partner By: Qiming Corporate GP IV, Ltd., General Partner of Qiming GP IV., L.P.

By:	/s/ Grace Lee
	Name:	Grace Lee
	Title:	Authorized Signatory

QM11 Limited

By:	/s/ Grace Lee
	Name:	Grace Lee
	Title:	Director